Index supplement to the prospectus dated April 13, 2023, the prospectus supplement dated April 13, 2023, the prospectus addendum dated June 3, 2024, the product supplement no. 3-I dated April 13, 2023 and the underlying supplement no. 23-I dated August 28, 2023

Registration Statement Nos. 333-270004 and 333-270004-01
Dated February 9, 2026
Rule 424(b)(3)

FEBRUARY 2026

J.P. Morgan Multi-Asset Index

J.P.Morgan

PERFORMANCE UPDATE

The J.P. Morgan Multi-Asset Index (the "Index") seeks to provide a dynamic and diversified global asset allocation based on modern portfolio theory to up to 10 rolling futures-based indices (the "Constituents"), which together provide exposure to a range of asset classes and developed markets.

The Index rebalances at least once a month into the portfolio with the highest recent performance, generally subject to a historical volatility threshold, and constituent and sector concentration limits.

The Index is subject to a daily deduction of a 1.00% per annum.

The Index was established on November 18, 2022.

Levels are published on Bloomberg and to JPMorganIndices.com, using the ticker MAX.

Hypothetical and actual historical performance: Jan 2016 through Jan 2026


170
150
130
110
90
70
50
J.P. Morgan Multi-Asset Index
Domestic 30/70 Portfolio (ER)
Global 30/70 Portfolio (ER)
Actual
Jan-16
Jan-18
Jan-20
Jan-22
Jan-24
Jan-26

Please see the footnotes at the bottom of this page and "Backtesting" on the following page for information on backtested performance.

Hypothetical and actual historical returns and volatilities: Jan 2016 through Jan 2026

	1 Year Return	3 Year Return (Annualized)	5 Year Return (Annualized)	10 Year Return (Annualized)	10 Year Volatility (Annualized)	Sharpe Ratio
J.P. Morgan Multi-Asset Index	7.94%	5.08%	1.57%	2.66%	4.48%	0.59
Domestic 30/70 Portfolio (ER) (30% S&P 500, 70% Bloomberg Barclays Aggregate)	4.36%	3.04%	0.86%	3.33%	6.29%	0.53
Global 30/70 Portfolio (ER) (30% MSCI ACWI, 70% Bloomberg Barclays Global Agg Bond)	6.99%	2.16%	-1.12%	2.09%	6.17%	0.34

Recent monthly weights: Sep 2025 through Feb 2026

	Equities				Fixed Income				Alternatives	
	United States (S&P 500 Futures)	United States (Russell 2000 Futures)	Germany (DAX Futures)	Japan (TOPIX Futures)	United States (Long-term U.S. Treasury Note Futures)	United States (Medium-term U.S. Treasury Note Futures)	Germany (Euro-Bund Futures)	Japan (10-year JGB Futures)	Oil (Brent Crude Oil Futures)	Precious Metals (Gold Futures)
Sep 25	15%	-5%	–	15%	5%	35%	-10%	35%	–	10%
Oct 25	10%	–	–	10%	5%	35%	-5%	30%	–	15%
Nov 25	25%	-10%	–	10%	25%	10%	-5%	40%	-5%	10%
Dec 25	15%	-10%	-5%	10%	15%	30%	-10%	40%	–	15%
Jan 26	20%	-10%	–	5%	15%	40%	-10%	25%	–	15%
Feb 26	5%	5%	-5%	15%	–	40%	5%	25%	–	10%

Hypothetical and actual historical monthly and annual returns: Jan 2017 through Jan 2026

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2017	-0.62%	1.84%	-0.62%	0.80%	0.40%	-0.79%	0.19%	0.02%	0.86%	2.41%	1.23%	1.13%	7.02%
2018	3.18%	-3.47%	-0.41%	1.07%	1.48%	0.70%	-0.89%	1.34%	0.24%	-2.59%	-1.26%	1.48%	0.67%
2019	0.14%	-0.29%	0.54%	0.83%	0.50%	2.53%	0.57%	3.07%	-1.20%	1.04%	-0.39%	0.13%	7.64%
2020	1.43%	-2.67%	1.62%	1.45%	0.67%	0.20%	1.25%	0.43%	-0.69%	-1.62%	0.81%	0.67%	3.50%
2021	-0.20%	-0.77%	-0.10%	-0.36%	0.46%	0.30%	0.70%	0.25%	-0.98%	0.57%	-1.62%	1.78%	-0.01%
2022	-2.45%	-0.01%	0.69%	-1.16%	-0.31%	-2.01%	1.20%	-2.30%	-3.07%	-0.02%	2.34%	-1.38%	-8.29%
2023	1.40%	-1.45%	2.77%	1.08%	0.12%	0.81%	-0.49%	-0.06%	-1.07%	-0.96%	2.64%	0.00%	4.80%
2024	0.76%	1.41%	1.37%	-1.16%	0.20%	0.79%	-0.87%	0.42%	0.98%	-0.88%	0.00%	-0.62%	2.36%
2025	1.62%	0.58%	1.11%	2.01%	0.06%	0.05%	-0.48%	0.55%	1.52%	1.21%	0.47%	-0.50%	8.46%
2026	1.14%												1.14%

Historical performance measures for the Index represent hypothetical backtested performance using the actual performance of each Portfolio Constituent from February 22, 1994 through November 17, 2022 (labeled "Backtested" in the chart above); and actual performance from November 18, 2022 through January 31, 2026 (labeled "Actual" in the chart above). The "Domestic 30/70 Portfolio (ER)" is a notional portfolio providing a monthly-rebalancing 30%/70% weighted exposure to the S&P 500 Total Return Index and the Bloomberg Barclays U.S. Aggregate Bond Total Return Index. The "Global 30/70 Portfolio (ER)" is a notional portfolio providing a monthly-rebalancing 30%/70% weighted exposure to the MSCI ACWI Net Total Return Index and the Bloomberg Barclays Global Aggregate Total Return Index Value Unhedged USD (a global investment-grade bond index). Each notional portfolio is calculated on an excess return basis, i.e., net of a notional financing cost deduction equal to the return of the J.P. Morgan Cash Index USD 3 Month, which tracks the return of a notional 3-month U.S. dollar time deposit. Weights within these notional portfolios are intended to approximate the average weights within the Index, but will not correspond to historical or future weights within the Index. The notional portfolios track assets that differ from those tracked by the Index and are not rebalanced on the same schedule as the Index. All performance data for the Domestic 30/70 Portfolio (ER) and the Global 30/70 Portfolio (ER) is hypothetical and there is no guarantee that the Index will outperform either one, or any other benchmark or index, in the future. PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS. Please see the Disclaimer on the following page.

FEBRUARY 2026 | J.P. Morgan Multi-Asset Index

J.P.Morgan

Selected Risks

- Our affiliate, J.P. Morgan Securities LLC ("JPMS"), is the sponsor and the calculation agent of the Index and may adjust the Index in a way that affects its level.
- The Index is an "excess return" index and not a "total return" index because the Constituents do not reflect interest that could be earned on funds notionally committed to the trading of futures contracts.
- The Index is subject to a 1.00% per annum daily deduction.
- The Index may not be successful or outperform any alternative strategy that might be employed in respect of the Constituents. The Index may not approximate its initial volatility threshold.
- The Index was established on November 18, 2022, and has a limited operating history.
- There are risks associated with the Index's momentum investment strategy. The Index may perform poorly at times when the phase of the market cycle is changing or during periods characterized by short-term volatility.
- The Index comprises notional assets and liabilities. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.
- The investment strategy used to construct the Index involves regular rebalancing and weighting constraints that are applied to the Constituents. No assurance can be given that the investment strategy used to construct the Index will outperform any alternative investment in the Constituents.
- A significant portion of the Index's exposure may be allocated to the Bond Constituents.
- Concentration risks associated with the Index may adversely affect the value of investments linked to the Index.
- Each Constituent is subject to significant risks associated with the underlying futures contracts.
- There are risks associated with correlation between the performances of the Constituents. If the performances of the Constituents become highly correlated during periods of negative performance, Index performance may be adversely impacted.
- Because the Index may include notional short positions, there may be additional risks.
- Each Constituent composing the Index may be replaced by a substitute constituent upon the occurrence of certain extraordinary events.
- Suspensions or disruptions of market trading in the underlying futures contracts may adversely affect the value of investments linked to the Index.
- The Index is subject to risks associated with non-U.S. securities markets (including currency exchange risk), fixed income securities (including interest-rate related risks), small capitalization stocks and risks associated with investments in futures contracts (which, particularly in the case of commodities futures contracts, may be subject to legal and regulatory uncertainty).
- An increase in the margin requirements for the underlying futures contracts included in the Constituents may adversely affect the level of that Constituent.
- The Index may in the future include underlying futures contracts that are not traded on regulated futures exchanges.
- Negative roll returns associated with the underlying futures contracts constituting the Constituents may adversely affect the performance of the Constituents and the value of investments linked to the Index.
- The Index should not be compared to any other index or strategy sponsored by any of our affiliates and cannot necessarily be considered a revised, enhanced or modified version of any other J.P. Morgan index.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section in the prospectus supplement and the relevant product supplement and underlying supplement and the "Selected Risk Considerations" in the relevant pricing supplement.

Disclaimer

The information contained in this document is for discussion purposes only. Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, superseded and replaced in its entirety by a subsequent term sheet and/or disclosure supplement, and the documents referred to therein. In the event any inconsistency between the information presented herein and any such term sheet and/or disclosure supplement, such term sheet and/or disclosure supplement shall govern.

Backtesting: Hypothetical backtested performance measures have inherent limitations. Alternative modelling techniques might produce significantly different results and may prove to be more appropriate. Past performance, and especially hypothetical back-tested performance, is not indicative of future results. This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information.

Use of alternative performance:
The information provided herein uses "backtesting" and considers other hypothetical circumstances to estimate how the Index may have performed and how Basket Constituents may have been allocated prior to the actual existence of the Index. Prior to the availability of the WM/Reuters Closing Spot Rates, alternative prices were used for FX rates. For the U.S. Equity Constituents, prior to the existence of the current relevant equity index futures contract series, alternative relevant equity index futures contract series with the same equity reference index were used.

The 10 Year Volatility (Annualized) on the previous page is a measure of market risk, calculated as of the square root of two hundred and fifty-two (252) multiplied by the sample standard deviation of the daily logarithmic returns of each applicable index or portfolio (considering only days for which levels are available for all three) over the preceding 10 years.

The Sharpe Ratio on the previous page is a measure of risk-adjusted performance, calculated as the 10 Year Return (Annualized) divided by the 10 Year Volatility (Annualized).

Investment suitability must be determined individually for each investor, and notes linked to the Index may not be suitable for all investors. This material is not a product of J.P. Morgan Research Departments.

The WM/Reuters Closing Spot Rates provided by Thomson Reuters ("TR"). TR shall not be liable for any errors in or delays in providing or making available the data contained within this service or for any actions taken in reliance on the same, except to the extent that the same is directly caused by its or its employees' negligence

Copyright © 2026 JPMorgan Chase & Co. All rights reserved. For additional regulatory disclosures, please consult: www.jpmorgan.com/disclosures. Information contained on this website is not incorporated by reference in, and should not be considered part of, this document. This monthly update document replaces and supersedes all prior written materials of this type previously provided with respect to the Index.